SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for October 1, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

Media Release : Sasol Oil and Exel plan merger

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2003

By:	/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary

SASOL LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

Share codes:	JSE — SOL	(ISIN: ZAE000006896)
NYSE — SSL

Sasol Oil and Exel Petroleum plan merger

In a first step towards establishing an empowered liquid fuels business, Sasol Oil and Exel Petroleum today applied to the Competition Commission for approval to merge their businesses.

Sasol chief executive, Pieter Cox said that if the merger is approved, the merged company — Sasol Liquid Fuels Business (“LFB”) — will incorporate all of the liquid fuels interests of both Sasol and Exel Petroleum.

A response by the Competition Authority is expected by no later than 31 December 2003. Approval would enable the merged liquid fuels business to launch its operation on 1 January 2004, which will also coincide with the termination of the long standing Main Supply and Blue Pump agreements. Sasol gave notice of its intention to end these agreements five years ago and they expire at the end of December 2003.

Cox said South African motorists would experience an excellent level of service and convenience at the ultra-modern Sasol service stations being opened in all provinces. Sasol will continue to utilise the successful Exel brand and continue to roll out service stations in Exel colours.

Exel chairman Jomo Sono said Exel will gain substantially: “We shall cover the entire value chain. We have a secure supply of product from the industry leader. We will have greater access to capital and technology for future expansion — and the prospect of a meaningful share of SA’s biggest and most competitive fuel company.”

The LFB will include all of the two companies’ assets in the liquid fuels business.  They will cover the entire value chain commencing with crude oil procurement for Sasol’s 64% stake in the Natref refinery and receiving blending components from the Synfuel refinery in Secunda.  All of Sasol Oil’s and Exel Petroleum’s assets in distribution and marketing will be added as well as Sasol Oil’s assets in the marketing and storage of Fuel Oil and its shareholding in companies such as Tosas (road binder business) and FFS (Fuel Firing Systems).

The Liquid Fuels Charter defines that empowerment needs to take place in companies that are integrated and exposed to all facets of the value chain.

Cox said he agreed with the provisions of the Charter that stated that companies exposed to only one segment of the value chain were not sustainable in the long run.  The new company will straddle the industry’s production and distribution chain and will be able to effectively compete with the other multi-national oil companies based in South Africa.

Maurice Radebe, managing director of Exel Petroleum, will be managing director of the Fuels Marketing Division of the restructured company.

Cox said:  “This transaction is a major win for both sides.  Sasol gains a proven empowerment partner, a partner we know well and admire.  The transaction helps us to comply with the Charter and launches us on the way to true empowerment.  It also gives us greater access to the retail and commercial markets.

“We have worked closely with Exel Petroleum since its establishment in 1997.  Under the leadership of chairman Jomo Sono and managing director Maurice Radebe, Exel Petroleum has grown and prospered.

“Turnover was more than R2,3-billion (excluding levies) last year and operating profit this year is expected to be over R100-million.  It has reached a 3,7% share of the petrol market and 7,0% share of the diesel market for the month of June 2003.  It has 189 service stations and many loyal customers.”

Ends

For more information, please contact:

Johann van Rheede

Sasol Group Communication: Media Manager

Telephone             +27 11 441-3295

Mobile                   082 329 0186

E-mail     johann.vanrheede@sasol.com

Sasol, with a market capitalization of approximately USD 7 billion, is an integrated oil and gas group with substantial chemical interests.  Based in South Africa and operating in 15 other countries throughout the world, Sasol is the leading provider of liquid fuels in South Africa and a major international producer of chemicals, using a world leading technology for the commercial production of synthetic fuels and chemicals from low grade coal. In the future Sasol expects to apply this technology to convert natural gas to diesel and chemicals. Sasol manufactures over 200 fuel and chemical products that are sold in more than 90 countries and also operates coal mines to provide feedstock for synthetic fuels and chemical plants. The company also manufactures and markets synthesis gas and operates the only inland crude oil refinery in South Africa. Internet address: www.sasol.com.

Disclaimer - Sasol Limited

We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable.  These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavor” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.  By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.  The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our registration statement under the Securities Exchange Act of 1934 on Form 20-F filed on March 6, 2003 and in other filings with the United States Securities and Exchange Commission.  Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.